This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 51-102F3

(formerly Form 53-901F)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Carmanah Technologies Corporation

Cathedral Place

Suite 1304 – 925 West Georgia Street

Vancouver, BC V6C 3L2

Item 2.

Date of Material Change

August 8, 2006

Item 3.

Press Release

August 8, 2006, at Vancouver, BC, Canada.

Item 4.

Summary of Material Change

Carmanah Technologies Corporation  is pleased to announce its second quarter results for the three and six months ended June 30, 2006 and 2005.

Highlights for the quarter:

•

Record Q2 2006 revenues of $15,844,155, representing a 142% increase over Q2 2005 and 25% over Q1 2006 at $12,693,769.

•

Record 2006 year-to-date revenues at $28,537,924, representing a 151% increase over the same six-month period in 2005.

•

Record Q2 2006 orders booked of $16,152,968.

•

Sales order backlog of $6,681,294.

•

Gross margin at 34% for Q2 2006 and for the six months ending June 30, 2006.

•

Q2 2006 EBITA in the amount of $773,025, representing an increase of 503% over Q1 2006 at $128,249.

•

Q2 2006 net earnings in the amount of $123,543, compared to Q1 2006 loss of $(23,290).

Item 5.

Full Description of Material Change

See attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Art Aylesworth

Peeyush Varshney

President

Corporate Secretary

(250) 380-0052

(604) 629-0264

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated this 8th day of August, 2006.	“Peeyush K. Varshney”
Peeyush K. Varshney
Name Corporate Secretary
Position / Title Vancouver, B.C.
Place of Declaration

FOR IMMEDIATE RELEASE

Tuesday, August 8, 2006

   (No.2006-08-14)

CARMANAH ANNOUNCES FINANCIAL RESULTS FOR Q2 2006

Victoria, British Columbia, Canada – Tuesday, August 8, 2006 - Carmanah Technologies Corporation (TSX: CMH) is pleased to announce its second quarter results for the three and six months ended June 30, 2006 and 2005.

Highlights for the quarter:

•

Record Q2 2006 revenues of $15,844,155, representing a 142% increase over Q2 2005 and 25% over Q1 2006 at $12,693,769.

•

Record 2006 year-to-date revenues at $28,537,924, representing a 151% increase over the same six-month period in 2005.

•

Record Q2 2006 orders booked of $16,152,968.

•

Sales order backlog of $6,681,294.

•

Gross margin at 34% for Q2 2006 and for the six months ending June 30, 2006.

•

Q2 2006 EBITA in the amount of $773,025, representing an increase of 503% over Q1 2006 at $128,249.

•

Q2 2006 net earnings in the amount of $123,543, compared to Q1 2006 loss of $(23,290).

Summary of Results

Q2 2006 is trending as per management’s expectations.  During the quarter, Carmanah achieved record revenues of $15,844,155, which represents growth of 142% over the same quarter in 2005 at $6,542,507 and 25% over Q1 2006 at $12,693,769.  The Company also booked a record $16,152,968 in sales orders and held a significant sales order backlog of $6,681,294 going into Q3 2006.  In addition, gross margins were stable at 34% and all operating expenses declined as a percentage of sales.

"The last of the unusual expenses related to our integration of Soltek Powersource Ltd. and the capital costs associated with multiple facility moves and improvements were effectively completed in Q2”, states Art Aylesworth, Carmanah’s CEO.  “Revenues and profits are now growing quarter over quarter and we are seeing our operating expenses decline as a percentage of sales.  The past quarter also saw the Company enjoy several important milestones, including the successful launch of and orders for our feature-rich A704-5 aviation light, as well as the follow-on order from London Buses to extend the system-wide rollout of our solar LED bus stops.  In addition, our solar LED roadway beacons received formal approval from the state of Florida and our mobile power systems division signed a new channel partnership agreement with a major US distributor, strengthening our US routes to market.  All of these achievements signal increased mainstream acceptance of our products, which bodes well for a strong finish to the year.  With the wide range of ‘unusual’ integration and expansion activities of the past year behind us, management is now focused on growth, efficiency and profitability initiatives."

Overview of Operations

The growth in Carmanah's operations, both organically and through acquisition, has resulted in a broadening of the Company's business activities to include the design, manufacture and/or distribution of three technology groups: solar powered LED lighting, solar power systems and LED-illuminated signage.Carmanah's Solar LED Lighting Group provides a variety of energy-efficient LED lighting products for marine, aviation, transit, roadway and industrial worksite applications.  The Company's Solar Power Systems Group offers a wide range of renewable energy system solutions for industrial, residential and recreational power applications.  The Company’s LED Sign Group designs and manufactures energy-efficient LED edge-lit signs for corporate identity, point-of-purchase and architectural applications.

Carmanah's headquarters and primary manufacturing and distribution facilities are located in Victoria, British Columbia, Canada.  The Company also operates additional manufacturing and distribution facilities in Calgary, Alberta, Canada, as well as regional distribution and sub-assembly facilities in Barrie, ON; Santa Cruz, CA; and London, England.

Carmanah currently has more than 250,000 installations in 110 countries.  Carmanah's customer list includes a wide range of government, commercial and private users worldwide, who are serviced directly by the Company or one of its regional authorized distributors and/or sales agents.

Results of Operations

Sales

Carmanah's total revenues for the three months ended June 30, 2006 were $15,844,155, representing a 142% increase over the same period in 2005 at $6,542,507.  Revenues for the six months ended June 30, 2005 were $28,537,924, representing a 151% increase over the same period in 2005 at $11,392,049.

Solar LED Lighting Group

Revenues from the Solar LED Lighting Group were $5,770,912 in Q2 2006, representing an increase of 12% over Q2 2005 at $5,142,265.  This is not indicative of sales momentum, however, as total orders booked by the Solar LED Lighting Group for the quarter was $6,719,976.  The differential between orders booked and invoiced sales is primarily a result of orders in the system with delivery dates beyond Q2.

Contributions from the Solar LED Lighting Group for the six months ended June 30, 2006 were $11,097,912, representing an increase of 29% over the same period in 2005 at $8,585,446.  The Solar LED lighting Group entered Q3 2006 with a sales order backlog of $3,446,525.

Solar Power Systems Group

Revenues from the Solar Power Systems Group amounted to $8,548,354 for the three months ended June 30, 2006, and $14,775,108 for the six months ended June 30, 2006.  This group was acquired in July 2005 and therefore has no comparatives for the same periods in 2005.  The Solar Power Systems Group entered Q3 2006 with a sales order backlog of $2,913,698.

LED Sign Group

Revenues from the LED Sign Group were $1,356,497 in sales for Q2 2006, compared to $1,400,242 for Q2 2005.  Contributions for the six months ended June 30, 2006 were $2,246,699, compared to $2,806,603 for the same period in 2005.  A significant portion of revenues achieved by this group are through larger orders, and therefore quarter-over-quarter results may vary significantly.  The LED Sign Group entered Q3 2006 with a sales order backlog of $321,069.

A summary of revenues from each of Carmanah’s technology groups is as follows:

Sales Summary	Q1 2006	Q1 2005	Q2 2006	Q2 2005	YTD 2006	YTD 2005
Solar LED Lighting	$ 5,327,000	$ 3,443,181	$ 5,770,912	$ 5,142,265	$11,097,912	$ 8,585,446
Solar Power Systems	$ 6,226,754	$ -	$ 8,548,354	$ -	$14,775,108	$ -
LED Sign Group	$ 890,202	$ 1,406,361	$ 1,356,497	$ 1,400,242	$ 2,246,699	$ 2,806,603
Other income	$ 249,813		$ 168,392		$ 418,205
TOTAL	$12,693,769	$ 4,849,542	$15,844,155	$ 6,542,507	$28,537,924	$11,392,049

Cost of Sales and Gross Profit Margin

Carmanah's cost of sales for the Q2 2006 was $10,496,659 (66% of sales), resulting in a gross profit margin of 34%, compared with gross profit margin of 35% for Q1 2006.  For the six months ended June 30, 2006, the Company’s gross profit margin was 34%, compared with 49% for the same period in 2005.  The shift in Carmanah's gross margin from 2005 to 2006 is primarily due to the contribution by the Company’s Solar Power Systems Group for the six months ended June 30, 2006 ($14,775,108 at 24% gross margin).

Carmanah offers product solutions to a variety of market sectors at various gross profit margins.  The blended gross profit margin is significantly affected by the ratio of sales contributed by the various technological groups, by the product mix sold, as well as the related market sector.

Wages and Benefits

As a percentage of revenue, wage and benefit expenses continue to trend downwards from preceding periods.  For the three months ended June 30, 2006 wage and benefit expenses were 15%, compared to 21% for Q2 2005 and 19% for Q1 2006.  Wage and benefit expenses for the six months ended June 30, 2006 were 17%, compared to 20% for the same period in 2005.

Wage and benefit expenses for the three months ended June 30, 2006 increased 99% to $2,389,990, compared with $1,202,770 for Q2 2005.  For the six months ended June 30, 2006, wage and benefit expenses increased 116% to $4,824,958, compared with $2,233,269 for the same period in 2005.  This increase is primarily due to the following:

•

$1,600K in additional wage expenses resulting from the acquisition of the Solar Power Systems Group;

•

$   390K in additional commissions expense resulting from overall increased sales;

•

$   274K in additional sales, marketing, finance, purchasing and administrative staff in support of overall sales growth; and

•

$   247K in additional stock-based compensation expense.

Office and Administration

As a percentage of revenue, office and administration expenses for Q2 2006 were 6%, compared to 7% for Q2 2005 and 6% for Q1 2006.  Office and administration expenses for the six months ended June 30, 2006 were also 6%, compared to 8% for the same period in 2005.

Office and administration expenses in Q2 2006 were $992,470, representing a 119% increase over Q2 2005 of $453,658.  Office and administration expenses for the six months ended June 30, 2006 were $1,801,989, representing an increase of 99% over the same period in 2005 at $904,548.  This increase is primarily due to:

•

The acquisition of the Solar Power Systems Group in July 2005, which has no comparatives for the same periods in 2005, contributed to this increase with the additional costs of its four sub-assembly and warehouse operations (Victoria, BC, Calgary, AB, Barrie, ON, and Santa Cruz, CA).

•

The expansion into Carmanah’s new 28,000 square foot warehouse facility, as well as the associated increase in overall office, administration and information technology expenses.

•

Increased public company-related costs, including a one-time expense in Q1 2006 in the amount of $117,000 to transfer its listing from the TSX Venture Exchange to the TSX Toronto Stock Exchange, as well as an overall increase in regulatory fees and expenses paid under the new listing.

Sales and Marketing

As a percentage of revenue, sales and marketing expenses for Q2 2006 were 4%, compared to 6% for Q2 2005 and 4% for Q1 2006.  Sales and marketing expenses for the six months ended June 30, 2006 were 4%, compared to 7% for the same period 2005.

Sales and marketing expenses for Q2 2006 were $632,523, representing a 51% increase over Q2 2005 of $418,478.  Sales and marketing expenses for the six months ended June 30, 2006 were $1,157,818, representing a 49% increase over $776,103 for the same period in 2005.  The Company continued to increase sales and marketing activities for new and existing product lines throughout its worldwide marketplace and is expanding its sales and marketing efforts to include the Power Systems Group’s customers and verticals.

For the first six months of 2006, the Company attended 56 tradeshows and industry conferences, compared with 43 similar events during the same period in 2005.

Research and Development

As a percentage of revenue, research and development expenses for Q2 2006 were 3%, compared to 7% for Q2 2005, and 3% for Q1 2006.  Research and development expenses for the six months ended June 30, 2006 were 3%, compared to 7% for the same period 2005.

During Q2 2006, gross research and development expenses increased 69% to $820,062, compared with $486,787 for Q2 2005.  For the six months ended June 30, 2006, gross research and development expenses increased 68% to $1,432,329, compared with $850,012 for the same period in 2005.  The increase in gross research and development expenses is primarily due to continued investment in new product development, cost reduction initiatives and existing product enhancements across all of the Company’s technology groups.

During Q2 2006, a SR&ED investment tax credit in the amount of $326,361 was booked against total research and development expenses, resulting in net research and development expenses of $493,701.  For the six months ended June 30, 2006, a SR&ED investment tax credit in the amount of $526,509 was booked against year-to-date research and development expenses, resulting in net research and development expenses of $905,820.  There are no comparative SR&ED investment tax credits for 2005.

Income Tax

Income tax expense for Q2 2006 totaled $357,826.  This amount is comprised of current tax expense of $282,199 and future income tax expense of $75,627.  The current tax expense relates to taxable income generated by Carmanah in the normal course of operations.  Current tax expense as a percentage of pre-tax earnings is high, as Carmanah chose to postpone certain tax deductions to use investment tax credits that offset taxes otherwise payable.

Earnings

Earnings before interest, taxes and amortization (EBITA) for Q2 2006 were $773,025, compared to $447,471 for Q2 2005.  For the six months ended June 30, 2006, EBITA were $901,274, compared to $754,043 for the same period in 2005.

Non-GAAP measures - the Company uses certain non-GAAP measures to assist in assessing its financial performance.  Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.  One such non-GAAP measure used for assessing financial performance is EBITA.  EBITA is calculated as net earnings before interest income, taxes and amortization.  A reconciliation of EBITA to net earnings is as follows:

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
Net earnings – as reported	$ 123,543	$ 387,217	$ 100,253	$ 650,639
Add back (deduct):
Interest Income	(39,413)	(43,499)	(118,889)	(85,909)
Income taxes	357,826	–	406,777	–
Amortization of equipment and leaseholds	262,986	92,501	385,191	167,192
Amortization of intangibles	68,083	11,252	127,942	22,121
EBITA	$ 773,025	$ 447,471	$ 901,274	$ 754,043

Net earnings for Q2 2006 were $123,543, compared with $387,217 for Q2 2005.  For the six months ended June 30, 2006, net earnings were $100,253 compared with $650,639 for the same period in 2005.

Carmanah is continuing to focus on maintaining or increasing the gross margins across all of its technology groups, and continuing to reduce overall operating expenses as a percentage of sales.

Balance Sheet Highlights

Carmanah's cash, cash equivalents, and short-term investments at June 30, 2006 were $4,444,241, compared to $11,662,214 at December 31, 2005.

Net cash usage from operations for the six months ended June 30, 2006 was $6,574,852.  This is due primarily to:

•

$3,840,003 in increased inventory levels in support of increased sales forecasts, particularly in areas of solar panel supply;

•

$882,255 in prepayments to suppliers to secure solar panel product;

•

$2,885,056 in increased accounts receivables due to a combination of sales generated through the Mobile markets booking program which has extended payment terms and to increased sales growth, particularly through the latter part of second quarter.

During the six months ended June 30, 2006, Carmanah also invested $1,387,838 in leasehold improvements and equipment related to setup and completion of the Company’s new production and warehousing facility, as well as to improvements to its head office facility in anticipation of physically integrating Soltek and Carmanah sales and administration staff.  These projects were effectively completed by the end of Q2 2006.  These improvements have prepared Carmanah’s facilities for the anticipated growth over the next two years.  The Company anticipates no further significant facilities-related investments in the foreseeable future.

As per the December 2005 financing, management advised that funds raised would be primarily used for significant infrastructure improvements, as well as pro-active inventory investment related to potential supply-side challenges in the photovoltaics market.  With the availability of dollars to invest in inventory, management was able to negotiate supply contracts through to the end of 2007.  As a result, current inventory levels will now be monitored and reduced where appropriate.

Net working capital as at June 30, 2006 was $26,743,748 with a current ratio of 5.2:1 and $7,609 of non-current lease obligations.

About Carmanah Technologies Corporation

Carmanah is an award-winning manufacturer specializing in renewable and energy-efficient technology solutions. The Company is currently focused on three technology groups: solar power systems & equipment, solar-powered LED lighting and LED illuminated signage.

Carmanah is headquartered in Victoria, British Columbia, Canada and has branch offices and/or sales representation in 11 cities across Canada, the United States and the United Kingdom.  With more than 250,000 installations worldwide, Carmanah is one of the world's premier suppliers of energy-efficient products.

The shares of Carmanah Technologies Corporation are publicly traded on the Toronto Stock Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more information, please visit www.carmanah.com.

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

“ Praveen Varshney “

Praveen Varshney, Director

For further information, please contact:

Investor Relations: Mark Komonoski, Director Investor Relations Tel: +1 (403) 470-8384 Toll-Free: 1-877-255-8483 mkomonoski@carmanah.com	Media: David Davies Public Relations Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in Carmanah's Annual Report for the fiscal year ended December 31, 2005, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. Carmanah does not assume any obligation to update the forward-looking information contained in this press release.

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Balance Sheets

(Expressed in Canadian dollars)

June 30, 2006 and December 31, 2005

(Unaudited)

	2006	2005
Assets
Current assets:
Cash and cash equivalents	$3,214,241	$1,882,214
Short-term investments	1,230,000	9,780,000
Accounts receivable, net	11,560,326	8,675,270
Inventories	14,852,643	11,012,640
Prepaid expenses and deposits	2,276,458	705,073
	33,133,668	32,055,197
Equipment and leasehold improvements, net	3,098,901	2,096,254
Intangible assets, net	1,218,968	1,325,055
Goodwill	12,368,019	12,330,543
Future income taxes	1,052,000	985,500
	$50,871,556	$48,792,549
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$5,676,122	$5,268,246
Deferred revenue	638,327	-
Income taxes payable	67,727	434,636
Current portion of obligations under capital leases	7,744	19,990
	6,389,920	5,722,872
Obligations under capital leases	7,609	14,991
Obligation to former shareholders of SPS to be settled in shares	-	2,631,580
	6,397,529	8,369,443
Shareholders’ equity:
Share capital	42,368,370	38,772,138
Contributed surplus	1,646,826	1,292,390
Retained earnings	458,831	358,578
	44,474,027	40,423,106
	$50,871,556	$48,792,549

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Statements of Operations and Retained Earnings (Deficit)

(Expressed in Canadian dollars)

For the three and six months ended June 30, 2006 and 2005

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
Sales	$15,844,155	$6,542,507	$28,537,924	$11,392,049
Cost of sales	10,496,659	3,504,571	18,805,871	5,826,684
	5,347,496	3,037,936	9,732,053	5,565,365
Operating expenses:
Wages and benefits	2,389,990	1,202,770	4,824,958	2,233,269
Office and administration	992,470	453,658	1,801,989	904,548
Sales and marketing	632,523	418,478	1,157,818	776,103
Research and development	820,062	486,787	1,432,329	850,012
Research and development ITC’s	(326,361)	-	(526,509)	-
Bank charges	65,787	28,772	140,194	47,390
Amortization of:
Equipment and leasehold improvements	262,986	92,501	385,191	167,192
Intangible assets	68,083	11,252	127,942	22,121
	4,905,540	2,694,218	9,343,912	5,000,635
Operating income	441,956	343,718	388,141	564,730
Other income:
Interest and other income	39,413	43,499	118,889	85,909
Earnings before income taxes	481,369	387,217	507,030	650,639
Income tax expense (recovery)
Current	282,199	184,000	501,418	248,000
Future	75,627	(184,000)	(94,641)	(248,000)
	357,826	-	406,777	-
Net earnings for the period	123,543	387,217	100,253	650,639
Retained earnings (deficit), beginning of period	335,288	(58,962)	358,578	(322,384)
Retained earnings, end of period	$458,831	$328,255	$458,831	$328,255
Earnings per share:
Basic	$0.003	$0.012	$0.002	$0.020
Diluted	0.003	0.011	0.002	0.019
Weighted average number of shares outstanding:
Basic	41,415,323	32,603,372	40,974,198	32,422,442
Diluted	42,251,240	34,464,714	41,898,144	34,283,784

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

For the three and six months ended June 30, 2006 and 2005

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
Cash provided by (used in):
Operations:
Net earnings for the period	$123,543	$387,217	$100,253	$650,639
Items not involving cash:
Amortization	331,069	103,753	513,133	189,313
Reclassification of previously recorded share
issuance costs	-	-	117,000	-
Stock-based compensation	203,224	96,578	406,552	159,353
Future income taxes (recovery)	75,627	-	(94,641)	-
Net changes in non-cash working capital	(3,733,671)	(395,799)	(7,617,149)	(634,139)
	(3,000,208)	191,749	(6,574,852)	365,166
Investing:
Short-term investments	5,000,000	(500,000)	8,550,000	(500,000)
Purchase of equipment and leasehold	(794,596)	(425,036)	(1,387,838)	(639,310)
improvements
Purchase of intangible assets	(12,039)	(14,716)	(21,873)	(34,917)
Other	(37,476)	-	(37,476)	-
	4,155,889	(939,752)	7,102,813	(1,174,227)
Financing:
Proceeds on share issuance	656,823	108,073	858,617	1,193,693
Share issuance costs	-	(30,232)	(34,923)	(30,232)
Bank loan	(97,749)	-	-	-
Principal payments of obligations under capital leases	(12,057)	(7,326)	(19,628)	(13,637)
	547,017	70,515	804,066	1,149,824
Increase (decrease) in cash and cash equivalents	1,702,698	(677,488)	1,332,027	340,763
Cash and cash equivalents, beginning of period	1,511,543	1,919,662	1,882,214	901,411
Cash and cash equivalents, end of period	$3,214,241	$1,242,174	$3,214,241	$1,242,174
Supplemental cash flow information:
Cash during the period for:
Bank charges and interest paid	$34,934	$28,772	$63,891	$47,390
Income taxes paid	$300,000	$-	$352,315	$-
Non-cash investing and financing activities:
Issuance of shares to former shareholders of	$2,631,580	$-	$2,631,580	$-
SPS